SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

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Enclosure: Press Release dated December 12, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

Bureau of Indian Affairs outsources technology and support for Land
Trust Management to CGI

•  Signs five-year contract valued at US$19.5 million

Dallas, Texas, December 12, 2003 – The Bureau of Indian Affairs (BIA), part of the US Department of the Interior, and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;), a leading provider of information technology and business process services, today announced the signing of a five-year information technology (IT) outsourcing contract valued at US$19.5 million for support services for the Bureau’s 55.7 million acres of land assets across the United States.

The relationship between BIA and CGI began in 1998 with the initial software Trust Asset & Accounting Management System (TAAMS) contract. The renewal of this contract will allow the BIA to extend the regional deployment of the software nationwide to all BIA Land Titles and Records Offices. BIA will be able to retire its legacy land records information systems thus saving the cost of operating multiple systems.

CGI is responsible for the development, deployment and conversion of the data as well as providing support services for the Bureau. Data will be housed in CGI’s Dallas-based data center. As part of the contract, CGI will use its training facility to train Bureau professionals on the TAAMS system. Nationwide deployment, including data conversion and training, will be completed in 15 months.

Over the past five years, the TAAMS software has evolved to offer an integrated trust system, which effectively accommodates efficient, standard business processes across the BIA. TAAMS provides shared access to title trust data among title & realty agencies, departments, and organizations, enabling the BIA to coordinate and streamline processing of their trust responsibilities. The TAAMS software protects trust data integrity and provides secure data clean-up features to correct discrepancies and anomalies found in the legacy trust data.

Joseph Saliba, president, USA and India added: “We are very pleased as we see this new and improved system will provide huge benefits to the government in their efforts to supply expanded services to all users. We feel confident that our team of professionals, several of whom possess over 20 years of land management experience, will surpass our clients’ expectations.”

About the Bureau of Indian Affairs
The BIA responsibility is the administration and management of 55.7 million acres of land held in trust by the United States for American Indians, Indian tribes, and Alaska Natives. Each tribe, depending on its history, treaties, and applicable congressional laws and legal decisions, maintains a separate and unique relationship with the United States. Developing lands, leasing assets on these lands, directing agricultural programs, protecting water and land rights, developing and maintaining infrastructure and economic development are all part of the agency’s responsibility. In addition, the Bureau of Indian Affairs provides education services to approximately 48,000 Indian students.

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is CDN$2.8 billion (US$2.1 billion) and at September 30, 2003, CGI’s order backlog was CDN$12.3 billion (US$ 9.1 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor Relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: December 12, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary